

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Limited Brands Inc. Debenture Backed
Series 2005-3
CUSIP NO.   80410Q207

Distribution Date   September 3, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$25,000,000.00	$0.00	$25,000,000.00	7.00000%	180	30/360	$875,000.00	$0.00	$875,000.00

Underlying Security	LIMITED BRANDS INC 6.950% 3/01/33 532716AK3
Payment Dates	March/September
Current Principal Balance	$25,340,000.00
Annual Coupon Rate (Fixed)	6.95500%
Interest Payment Received	$880,565.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$3,565.00

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
80410Q207	Baa2	BBB		Ba2	10-Mar-11	BB-	8-Feb-12
Underlying Security	Baa2	BBB		Ba2	7-Mar-11	BB-	2-Feb-12

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.